Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in millions except ratios). We have one share of Series A Voting Preferred Stock outstanding, which does not entitle the holder to have any dividend rights. As a result, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Year Ended December 31,										Three Months Ended March 31,
	2008		2009		2010		2011		2012		2013
Fixed Charges:
Interest on debt	$79.7		$129.9		$116.9		$132.7		$153.2		$38.0
Amortization of debt premium, discount and capitalized expenses	(4.3)		25.3		45.1		19.7		0.9		1.7
Interest element of rentals*	51.7		47.2		28.5		26.2		25.7		5.9

Total Fixed Charges	$127.1		$202.4		$190.5		$178.6		$179.8		$45.6

Earnings:
Net income (loss)	$(977.6)		$(619.5)		$(327.8)		$(354.4)		$(136.5)		$(24.5)
Add back:
Income (loss) from discontinued operations	150.7		(12.2)		23.1		—		—		—
Income tax provision (benefit)	(176.9)		(256.9)		(96.2)		(7.5)		(15.0)		(4.5)
Fixed charges	127.1		202.4		190.5		178.6		179.8		45.6

Total Earnings	$(876.7)		$(686.2)		$(210.4)		$(183.3)		$28.3		$16.6

Ratio of Earnings to Fixed Charges	(6.9	x)	(3.4	x)	(1.1	x)	(1.0	x)	0.2	x	0.4	x
Additional earnings required to achieve a l.0x ratio:	$1,003.8		$888.6		$400.9		$361.9		$151.5		$29.0

* We determined the interest component of rent expense to be 33%.